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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0-49611
CUSIP NUMBER 60037B106

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Millennium Bankshares Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

1601 Washington Place
Address of Principal Executive Office (Street and Number)

Reston, Virginia 20190
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of factors beyond the control of registrant, the completion of the drafting and review of the Form 10-Q which is the subject of this notification, by the responsible officers of the registrant and legal counsel to the registrant, could not effected in sufficient time to permit filing of the report in a timely manner.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dale G. Phelps	(703)	464-1962
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is currently anticipated that the Form 10-Q will reflect a loss from continuing operations of approximately $9.6 million, or $1.07 per diluted share, for the three months ended September 30, 2008, versus income from continuing operations of $80 thousand, or $0.01 per diluted share, for the same period in 2007. For the nine month period ended September 30, 2008, it is anticipated that the registrant will report a loss from continuing operations of approximately $12.0 million, or $1.34 per diluted share compared to earnings from continuing operations of $92 thousand, or $0.01 per diluted share, for the same period in 2007.  The losses from continuing operations for the three-month period ended September 30, 2008 relate primarily to the recording of a deferred tax asset valuation allowance of $7.0 million, an other than temporary impairment charge of $817,000 on investment securities, losses from the sale or write-down of OREO properties of $356,000 and high credit and collection costs in correlation with the high level of nonperforming assets.  The losses from continuing operations for the nine month period ended September 30, 2008 relate primarily to the recording of a deferred tax asset valuation allowance of $7.0 million, approximately $2.3 million of loan loss provision recorded, losses from the sale or write-down of OREO properties of $686,000 and high credit and collection costs in correlation with the high level of nonperforming assets. Including losses from discontinued operations, which reflect the impact on earnings from the sale in February 2008 of the Company’s portfolio of held for sale and repurchased mortgage loans, and earnings attributable to branches the disposition of which was agreed to in November 2007 and completed in March 2008, the 10-Q will reflect losses of approximately $6.6 million, or $0.74 per diluted share, for the nine months ended September 30, 2008, versus a loss of $1.2 million, or $0.14 per diluted share, for the same period in 2007.

Millennium Bankshares Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2008	By	/s/ Dale G. Phelps
Dale G. Phelps, Executive Vice President
and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).